UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at July 10, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: July 10, 2007

Print the name and title of the signing officer under his signature.
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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 South Africa: 27 (0) 11 884 1610 www.grtbasin.com	TSX: GBG AMEX: GBN JSE: GBGold

GREAT BASIN GOLD RECEIVES BLM APPROVAL FOR SECOND DECLINE
AT HOLLISTER PROJECT, NEVADA

July 10, 2007, Vancouver BC - Great Basin Gold Ltd ("Great Basin Gold" or the "Company") announces that the Bureau of Land Management ("BLM") has approved the Second Decline Amendment to the Hollister Development Block Plan of Operations. The approval is subject to Nevada Division of Environmental Protection approval of an Engineering Design Change, expected to be received next week, and other conditions as outlined in the BLM letter dated June 26, 2007.

Construction of a second decline is a high priority for the Company as it will result in safety improvements, increase haulage capacity for the potential mine development as well as providing a second fresh air intake in the future. Other underground development of the Hollister Project is well advanced and includes a primary decline, drill lateral, crosscuts to the veins and initial drifting on veins, bulk sampling as well as underground exploration drilling, all completed in conjunction with feasibility study for the project which will be released in the next few days.

President and CEO Ferdi Dippenaar said: "We are pleased with the progress of the Hollister Project and see the receipt of the BLM approval as a major milestone in the development of a mine at Hollister. Staffing of the Hollister Project is advancing and the caliber of the individuals who have joined the Company in senior positions is a good indicator of the excellent progress being made by the management team."

Great Basin Gold has two advanced stage gold projects in two of the world's best gold environments. In addition to it's Hollister Property on the Carlin Trend in Nevada, USA, the Company is developing the Burnstone Gold Project in South Africa's Witwatersrand Goldfield.

For more information on Great Basin and its projects, please visit the Company's website at www.grbasin.com or call Investor Services at +27 (0) 11 884 1610 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.